Tonix Pharmaceuticals Holding Corp. S-3

Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Tonix Pharmaceuticals Holding Corp. (the “Company”) on Form S-3 to be filed on or about December 18, 2020 of our report dated March 24, 2020, on our audits of the consolidated financial statements as of December 31, 2019 and 2018 and for each of the years then ended, which report was included in the Annual Report on Form 10-K filed March 24, 2020. Our report includes explanatory paragraphs about (i) the existence of substantial doubt concerning the Company's ability to continue as a going concern and (ii) the change in method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

December 18, 2020